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                                                                    Exhibit 23.4

March 9, 2001


Board of Directors
Chesterfield Federal Savings and Loan Association of Chicago
10801 South Western Avenue
Chicago, Illinois 60643


Dear Board Members:

We hereby consent to the use of our firm's name, FinPro, Inc., in the Application for Conversion on Form AC of Chesterfield Federal Savings and Loan Association of Chicago, Chicago, Illinois, and any amendments thereto, and in the Registration Statement on Form S-1 and any amendments thereto filed by Chesterfield Financial Corp. We also hereby consent to the use of our firm's name and the inclusion of, summary of, and references to our Appraisal Report and our opinion concerning subscription rights in such filings including the Prospectus, the Form S-1 and Form AC .


                              Very Truly Yours,

                              \s\ FinPro, Inc.

                              FinPro, Inc.

Liberty Corner, New Jersey
March 9, 2001